Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

On September 17, 2018, Univar Inc.’s CEO David Jukes sent certain employees an email reproduced below regarding the proposed acquisition of Nexeo Solutions, Inc.

From: UNIVAR CEO

Dear Colleagues,

I am thrilled to share with you the news that Univar has agreed to acquire Nexeo Solutions, a leading chemical distributor in North America and global plastics distributor. Combining our two companies will help accelerate our vision to be the most valued chemical and ingredient distributor in the world, and I wanted to personally share with you my thoughts about this important next step for us.

This transaction is about growth. It is an exciting combination of forces designed to accelerate the transformation already underway here at Univar—and importantly, to create new opportunities for our people. By uniting the “best of the best” from both organizations, together we expect to deliver industry-leading customer and supplier experiences by enhancing our product offering, extending our market reach, accelerating digital innovation, and continuing to optimize and leverage scale throughout our supply chain. Our combined enterprise will have one of the largest sales forces and provide an opportunity to build the most efficient supply chain network in our industry.

How does this acquisition help us achieve that? Combining our two exceptional teams will position us to serve more customers worldwide with improved service and a broader array of products across key end markets. We will also benefit from an expanded talent pool, where we can leverage unparalleled expertise across both companies in IT, sales, customer service, operations, corporate support functions, and a host of other important areas

We also anticipate benefiting from Nexeo’s best-in-class ERP infrastructure, which will accelerate our own digital transformation. With world-class warehouse management systems, asset tracking technology, and real-time online order management systems, we’ll improve our customer experience and simplify how we work—making us easier to buy from and the place where the best people want to work.

This is big news for us all, and you’ll undoubtedly have lots of questions about what this means for you. It’s important to understand that for now, nothing changes, and it is business-as-usual. That means maintaining focus on our existing priorities: Commercial Greatness, Operational Excellence, and One Univar—as well as our absolute focus on safety. We remain separate companies until the transaction closes, which is anticipated to occur in the first half of 2019, as the deal is subject to approval by both Univar and Nexeo shareholders, as well as receipt of regulatory approvals and satisfaction of other customary conditions. During that time, we must continue to operate business as usual.

Many of you may already know that Nexeo is a leading distributor of chemicals and plastics, and their chemicals business drives the majority of their profits. It is our strategy to remain focused on our core business as a distributor of chemicals and ingredients, and we have hired an external advisor to evaluate strategic alternatives for Nexeo’s industry leading Plastics business, which may include a potential divestiture of the business. We will share more information as this process progresses.

To assure a seamless transition once the deal closes, I have created a dedicated Integration Management Office (IMO) led by Jen McIntyre (as Chief Integration Officer) and Steve Richards (as Director of the IMO). We already have begun identifying leaders from both companies who will be responsible for carefully planning the details of the transition and ensuring our integration planning work sets the strongest foundation possible for the combined organization.

This kind of announcement often generates a lot of attention in our industry and in the press. Should you receive any questions from the media, you should make no comment and instead, immediately forward the email or refer the reporter to Dwayne Roark, Senior Director of Corporate Communications at dwayne.roark@univar.com or +1-331-777-6031. Also, rumors and speculation during this time are typically inaccurate and only cause harm to the business. Please avoid these at all costs.

For those of you who have access to the Internet, I’ve also recorded a video that provides more insight into my perspective on this important development for our company. Please take the time to watch the video [LINK].

Thanks to your dedication and hard work, I am confident in our ability to take the company successfully through this next stage of our transformation. Working as One Univar, we have the opportunity to create something truly special, where the best people, doing good work, will create great results. Personally, I can’t wait to get started on this next phase of our journey together.

Sincerely,

David Jukes

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”).

INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.